UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

White Electronic Designs Corporation

(Name of Issuer)

Common Stock, $0.10 stated value per share

(Title of Class of Securities)

963801105

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus	Caiman Partners L.P. 5506 Worsham Court Windermere, FL 34786 Attention: Mr. Brian Kahn

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2009

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./   /.

CUSIP No. 963801105	13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,261 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 364,261 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,261 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,556 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 642,556 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,556 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,184 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 420,184 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,184 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 963801105	13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,817 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,817 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,817 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 963801105	13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,184 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 420,184 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,184 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 963801105	13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,427,001 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,427,001 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,001 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,427,001 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,427,001 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,001 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Partners, L.P. 20-0187100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Capital GP, L.P. 20-0187123
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D/A	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Capital Management, LLC 27-0066404
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 963801105	13D/A	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Brian Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D/A	Page 13 of 17 Pages

Item 1.  Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 11, 2008, as further amended by Amendment No. 1 filed on December 19, 2008 (the “Statement”) by the Wynnefield Reporting Persons and the Caiman Reporting Persons (each as defined in the Statement and collectively referred to herein as the “Reporting Persons”) with respect to the shares of common stock, $0.10 stated value per share (the “Common Shares”) of White Electronic Designs Corporation (the “Issuer”), whose principal executive offices are located at 3601 East University Dr., Phoenix, Arizona 85034. Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

CUSIP No. 963801105	13D/A	Page 14 of 17 Pages

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On February 4, 2009, the Reporting Persons and the Issuer jointly issued a press release (the “Press Release”) announcing that they have entered into an agreement settling the Reporting Persons’ pending proxy solicitation with respect to the election of directors at the Issuer’s 2009 annual meeting of shareholders (the “2009 Meeting”). A copy of the Press Release is attached to this Statement as Exhibit 5(a) and is incorporated herein by reference as if fully set forth herein. The foregoing summary description of the Press Release is not intended to be complete and is qualified in its entirety by the complete text of the Press Release.

Under the terms of the settlement agreement (the “Settlement Agreement”), dated as of February 4, 2009, by and among the Issuer, the Reporting Persons and Kahn Capital Management LLC, the Issuer agreed to expand its Board from five to seven directors and to appoint two of the Reporting Persons’ nominees, Melvin L. Keating and Brian Kahn to the Board, pending completion of background checks of the two nominees.  Mr. Kahn would be appointed to the Board’s Strategic Alternatives Committee, which is overseeing the Issuer’s review of strategic alternatives to enhance shareholder value, as well as the Board’s Corporate Governance and Nominating Committee.

The Settlement Agreement also provided that (i) at the 2009 Meeting, the Issuer will seek shareholder approval to amend its charter to enable shareholders representing more than 50% of the Issuer’s outstanding Common Shares to amend the Issuer’s bylaws; (ii) the Issuer will amend its bylaws to provide that shareholders representing at least 30% of the Issuer’s outstanding Common Shares may call a special meeting of the Issuer’s shareholders; and (iii) the Board’s Compensation Committee will examine and consider the use of performance-based criteria with respect to future equity awards and grants.

The Settlement Agreement also permits each of the Wynnefield Reporting Persons and the Caiman Reporting Persons to acquire up to 9.9% of the then outstanding Common Shares. As of the date of the Settlement Agreement, the Reporting Persons beneficially owned, in the aggregate, 2,230,701 Common Shares, or approximately 9.8%, of the Issuer’s Common Shares.

The Settlement Agreement further provides that the Reporting Persons will (i) terminate their pending proxy solicitation and withdraw its proposed slate of director nominees for election at the 2009 Meeting, and (ii) vote all of their Common Shares in favor of the Board’s nominees at the 2009 Meeting. The Reporting Persons also agreed to certain standstill provisions until the Issuer’s 2010 annual meeting of shareholders.

A copy of the Settlement Agreement is attached to this Statement as Exhibit 5(b) and is incorporated herein by reference as if fully set forth herein. The foregoing summary description of the Settlement Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Settlement Agreement.

On February 9, 2009, the Issuer appointed Messrs. Kahn and Keating to its Board of Directors. Mr. Kahn was further appointed to the Board’s Strategic Alternatives Committee, Corporate Governance and Nominating Committee, and the Compensation Committee. Mr. Keating was appointed to the Board’s Audit Committee and Operations Committee.

Following the execution of the Settlement Agreement and the appointment of two of the Reporting Persons’ nominees to the Issuer’s Board, the Wynnefield Reporting Persons and the Caiman Reporting Persons ceased to be a group under the Securities Exchange Act of 1934, as amended, and the Reporting Persons entered into an agreement dated as of February 10, 2009 (the “Termination Agreement”), pursuant to which their respective obligations under the previously entered Voting Agreement and Joint Filing Agreement were terminated.  The Reporting Persons will re-commence reporting their respective beneficial ownership of the Common Shares on separate Statements of Beneficial Ownership on Schedule 13D or Schedule 13G, as applicable.

A copy of the Termination Agreement is attached to this Statement as Exhibit 5(c) and is incorporated herein by reference as if fully set forth herein. The foregoing summary description of the Termination Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Termination Agreement.

CUSIP No. 963801105	13D/A	Page 15 of 17 Pages

Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis, and to the extent permitted by law, and may seek to engage in discussions with other shareholders and/or with management and the Board concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to the obligations set forth in the Settlement Agreement, in the future take such actions with respect to their respective investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their respective intention with respect to any and all matters referred to in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The summaries of the Settlement Agreement and the Termination Agreement described in Item 4 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following:

Exhibit 5(a)	Press Release dated February 4, 2009.

Exhibit 5(b)	Settlement Agreement, dated as of February 4, 2009, by and among the Issuer, the Wynnefield Reporting Persons, the Caiman Reporting Persons and Kahn Capital Management LLC.

Exhibit 5(c)	Termination Agreement, dated as of February 10, 2009, by and between the Wynnefield Reporting Persons and the Caiman Reporting Persons.

CUSIP No. 963801105	13D/A	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2009

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

By: /s/ Nelson Obus
Nelson Obus, Individually

By: /s/ Joshua H. Landes
Joshua H. Landes, Individually

CUSIP No. 963801105	13D/A	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2009

CAIMAN PARTNERS L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

By:	CAIMAN CAPITAL MANAGEMENT LLC,
its managing general partner

	By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT LLC,
its managing general partner

	By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

CAIMAN CAPITAL MANAGEMENT LLC

By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

/s/ Brian Kahn
Brian Kahn, Individually